UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Liminal BioSciences Inc.

(Name of the Issuer)

Liminal BioSciences Inc.

Structured Alpha LP

Thomvest Asset Management Ltd.

Peter J. Thomson

Eugene Siklos

(Name of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

53272L202

(CUSIP Number of Class of Securities)

Bruce Pritchard Chief Executive Officer Liminal BioSciences Inc. 440, boul. Armand-Frappier Bureau 300 Laval, Quebec H7V 4B4 (450) 781-0115	Eugene Siklos President Structured Alpha LP c/o Thomvest Asset Management Ltd. 65 Queen Street West, Suite 2400 Toronto, Ontario, M5H 2M8 (416) 364-8700

With copies to:

Stikeman Elliott LLP 1155 René-Lévesque Blvd. West 41st Floor Montréal, Québec H3B 3V2 Attention: Pierre-Yves Leduc and Julien Robitaille-Rodriguez	Cooley LLP 55 Hudson Yards New York, NY 10001 Attention: Kevin Cooper and Richard Segal	Torys LLP 79 Wellington St. W., 30th Floor Box 270, TD South Tower Toronto, Ontario M5K 1N2 Attention: John Emanoilidis	Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, NY 10036 Attention: Mile Kurta

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS AMENDED TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 2 to Schedule 13E-3, together with the exhibits hereto (the “Final Amended Schedule 13E-3” or “Final Amended Transaction Statement”), which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2023 (as amended by Amendment No. 1 to Schedule 13E-3, filed with the SEC on September 12, 2023, the “Initial Schedule 13E-3”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Liminal BioSciences Inc. (the “Company”), a corporation existing under the laws of Canada and the issuer of the common shares, no par value per share (the “Shares”), that is subject to the Rule 13e-3 transaction; (ii) Structured Alpha LP, a limited partnership existing under the laws of the Cayman Islands (“SALP”); (iii) Thomvest Asset Management Ltd., a corporation existing under the laws of the Province of Ontario (“Thomvest”); (iv) Peter J. Thomson; and (v) Eugene Siklos (Eugene Siklos, together with SALP, Thomvest and Peter J. Thomson, the “Purchaser Filing Parties”).

This Final Amended Transaction Statement relates to the Plan of Arrangement (the “Arrangement Agreement”), dated as of July 11, 2023, by and among the Company and SALP, pursuant to which SALP acquired directly or indirectly all of the issued and outstanding Common Shares of the Company not previously owned by SALP or its affiliates and associates at a price of US$8.50 per Common Share, payable in cash and the Company became a wholly-owned subsidiary of SALP (the “Arrangement”). A copy of the Plan of Arrangement is included as Appendix B to the Management Information Circular, which is attached as Exhibit (a)(2)(i) to the Schedule 13E-3 (as amended by that certain Supplement to the Management Information Circular, dated September 12, 2023, the “Circular”).

This Final Amended Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Initial Schedule 13E-3.

Capitalized terms used but not expressly defined in this Final Amended Schedule 13E-3 are given the respective meanings given to them in the Circular or the Initial Schedule 13E-3, as applicable.

All information set forth in this Final Amended Transaction Statement should be read in conjunction with the information contained or incorporated by reference in the Initial Schedule 13E-3.

All information contained in, or incorporated by reference to, this Amendment No. 2 concerning each Filing Person has been supplied by such Filing Person.

Item 15.	Additional Information.

(c) Other Material Information. A special meeting of the Company’s shareholders (the “Meeting”) was held on September 15, 2023, to consider and, if thought advisable, pass a special resolution approving the Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). At the Meeting, the Arrangement Resolution was approved by approximately 98.82% of the votes cast by holders of Shares virtually present or represented by proxy at the Meeting, and by approximately 92.34% of the votes cast by holders of Shares virtually present or represented by proxy at the Meeting, excluding the votes of holders of Shares whose votes are required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions in the context of a “business combination”, including the Shares over which SALP and its affiliates and associates exercise control or direction. On September 19, 2023, the Ontario Superior Court of Justice (Commercial List) issued a final order approving the Plan of Arrangement. The Arrangement was completed on September 26, 2023.

As a result of the Arrangement, the Shares will no longer be listed on the Nasdaq Capital Market (“Nasdaq”). Nasdaq has filed an application on Form 25 with the SEC to remove the Shares from listing on Nasdaq and withdraw registration of the Shares under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, SALP intends to cause the Company to file a certification and notice on Form 15 with the SEC to suspend its reporting obligations under U.S. securities laws, and to otherwise terminate the Company’s public reporting requirements. The Company’s reporting obligations under Section 12(g) of the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16.	Exhibits.

Item 16 is hereby amended and supplemented by the addition of the following exhibits thereto:

Exhibit No.	Description

(a)(5)(iii)	Press Release of the Company, dated September 15, 2023, incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K submitted to the SEC on September 15, 2023

(a)(5)(iv)	Voting Results of the Company, dated September 15, 2023, incorporated by reference to Exhibit 99.2 to the Company’s report on Form 6-K submitted to the SEC on September 15, 2023

(a)(5)(v)	Press Release of the Company, dated September 19, 2023, incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K submitted to the SEC on September 19, 2023

(a)(5)(vi)	Press Release of the Company, dated September 26, 2023, incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K submitted to the SEC on September 26, 2023

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIMINAL BIOSCIENCES INC.

By:	/s/ Bruce Pritchard
Name:	Bruce Pritchard
Title:	Chief Executive Officer
Date:	September 26, 2023

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRUCTURED ALPHA LP, by its general partner THOMVEST ASSET MANAGEMENT LTD.

By:	/s/ Eugene Siklos
Name:	Eugene Siklos
Title:	President
Date:	September 26, 2023

THOMVEST ASSET MANAGEMENT LTD.

By:	/s/ Eugene Siklos
Name:	Eugene Siklos
Title:	President
Date:	September 26, 2023

PETER J. THOMSON

By:	/s/ Peter J. Thomson
Name:	Peter J. Thomson
Date:	September 26, 2023

EUGENE SIKLOS

By:	/s/ Eugene Siklos
Name:	Eugene Siklos
Date:	September 26, 2023